Exhibit A
[E-House (China) Holdings Limited Letterhead]
October 28, 2011
Board of Directors
China Real Estate Information Corporation (“CRIC”)
No. 383 Guangyan Road
Shanghai 200072
People’s Republic of China
Re: Merger Proposal
Dear CRIC Directors:
E-House (China) Holdings Limited (“E-House”) is pleased to submit this preliminary non-binding proposal to acquire all the outstanding shares of CRIC that are not owned by E-House through a merger (the “Merger”). We believe the proposed Merger could have substantial benefits for both companies, and that our understanding of CRIC’s business puts us in a unique position to move forward quickly and provide a high degree of certainty. A summary of our proposal is as follows:
1.	Merger Structure

E-House would form a wholly-owned single purpose subsidiary that would merge with and into CRIC to effectuate the Merger.

2.	Consideration

We propose a fixed consideration consisting of: (a) 0.6 E-House ordinary shares and (b) US$1.60, for each outstanding CRIC share not owned by E-House. CRIC’s shareholders would have the option of receiving either ordinary shares or American Depositary Shares (“ADSs”) of E-House, each representing one ordinary share of E-House. Based on the closing trading price of E-House ADSs of $8.36 per ADS ($8.36 per share) on October 27, 2011 (last trading day before this letter) as shown on NYSE’s official website, our proposal represents an implied value of $6.62 per CRIC ADS ($6.62 per CRIC share). This amounts to a 23% premium to CRIC ADS closing trading price on October 27, 2011 as shown on NASDAQ’s official website.

3.	Conditions to the Merger

We are prepared to commence the necessary due diligence immediately, and concurrently proceed with the preparation and negotiation of definitive documents in connection with the Merger (“Definitive Documents”). As CRIC is our majority-owned consolidated subsidiary, the scope of our due diligence will be substantially limited, and we can complete our due diligence for the Merger promptly. Definitive Documents will provide for representations, warranties, covenants and conditions typical and appropriate for transactions of this type. This proposal is of course subject to the satisfactory completion of due diligence, as well as the execution of Definitive Documents.

4.	Process

We believe that the proposed Merger will provide fair value to CRIC’s shareholders, and will receive their strong support. However, given E-House’s position as a majority shareholder of CRIC, we recognize it is prudent and in the best interest of all concerned for the independent members of CRIC’s board of directors to independently evaluate the proposed Merger, which will require the retention of independent financial and legal advisors to assist them. E-House has no interest in disposing of any of its CRIC shares at this time.

5.	No Binding Commitment

This letter does not constitute a binding agreement of E-House or any of its affiliates. No party shall be bound in any way in connection with the proposed Merger (including with respect to any obligation to negotiate) until the parties execute Definitive Documents, and then shall be bound only in accordance with the terms of Definitive Documents. Until Definitive Documents are executed and delivered by all parties thereto, neither E-House nor any of its affiliates will be under any obligation or have any liability to CRIC or any other party.
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We look forward to your response to this proposal. Please feel free to contact me if you would like to discuss further any aspect of our proposal.

Sincerely yours, E-House (China) Holdings Limited
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Executive Chairman

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